

Nuveen Ohio Quality Municipal Income Fund
NYSE: NUO

Saba Capital Management

+1-212-542-4646
SabaProxy@sabacapital.com

Dear Fellow Shareholders: 3rd October 2019

Saba Capital Management, L.P. (together with its affiliates, “Saba”) is a significant shareholder of the Nuveen Ohio Quality Municipal Income Fund (“NUO”), with ownership of approximately 9.4% of NUO’s outstanding shares of common stock. In an effort to close the significant gap between NUO’s trading price and its net asset value and to improve NUO’s governance, we are seeking the election of three new, highly qualified trustees - David Basile, Peter Borish and Charles Clarvit – to serve on NUO’s Board of Trustees (the “Board”) at NUO’s upcoming 2019 Annual Meeting. We are also seeking to declassify the Board such that trustees would be elected on an annual basis, which would enhance shareholders’ ability to hold the Board accountable.

<u>Persistently High Discount to NAV</u>
Despite what you may hear from Nuveen, NUO traded at an average discount to net asset value of -14.5% in 2018. This discount means that when your holdings are worth $100, you can sell them for only $85.50. Sadly, NUO has traded at a discount since 2013! To the detriment of all shareholders, Nuveen has either ignored the discount or has been ineffective at addressing it.

<u>Why Is NUO Trading for Less Than its Full Value?</u>
When a closed-end fund trades at a discount for an extended period of time, the reason is often because investors believe there are more compelling investment options available. Simply put: why pay the full price for shares of a fund when better options appear to be available. Here, for example, investors seeking exposure to an investment in Ohio municipal bonds, managed by Nuveen, have multiple options.

NUO had an expense ratio (excluding interest) of 1.06% in 2018. By comparison, Nuveen manages the Nuveen Ohio Municipal Bond Fund, an open-ended mutual fund with a similar investment mandate, but charges investors in its institutional share class a total expense ratio of only 0.58%, nearly half what you are paying!

<u>Why Would My Fund Have Higher Fees Than Other Nuveen Funds?</u>
One reason why NUO’s fees may be higher than similar funds managed by Nuveen is that NUO is a closed-end fund, not an open-end fund. This means that the manager can charge you higher fees without facing the pressure of potential redemptions. If NUO was an open-end fund charging the annual expense ratio that it currently does, we believe that most shareholders would elect to redeem and move to a lower fee fund. Without the pressure of redemptions, Nuveen has no incentive to adjust its fees to reflect the substantial reductions that have occurred across the investment management industry. Closed-end fund investors have often been left behind as their investment advisors have not been held to the same competitive pressures that have benefited retail investors elsewhere.

We believe Nuveen will fight very hard to protect the fees it generates on your investment; but the 2019 Annual Meeting is your chance to send a clear message to the manager that you demand the same treatment as other investors.

PLEASE VOTE <u>FOR</u> THE ELECTION OF SABA’S NOMINEES - DAVID BASILE, PETER BORISH AND CHARLES CLARVIT (PROPOSAL 1) AND <u>FOR</u> THE PROPOSAL TO DECLASSIFY THE BOARD (PROPOSAL 2) AT THE 2019 ANNUAL MEETING.

Sincerely,
Saba Capital Management, L.P.
212-542-4646



The time for change is now – we urge all shareholders to vote the GOLD proxy card today!

If you have any questions, require assistance in voting your GOLD proxy card,
or need additional copies of Saba's proxy materials,
please contact InvestorCom at the phone numbers listed below.

InvestorCom
SHAREHOLDER INTELLIGENCE

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Shareholders call toll free at (877) 972-0090
Banks and Brokers may call collect at (203) 972-9300

Legend

Saba Capital Management, L.P. ("Saba Capital"), Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital CEF Opportunities 1, Ltd., Saba Capital CEF Opportunities 2, Ltd., Saba Capital Special Opportunities Fund, Ltd., Boaz R. Weinstein, David Basile, Peter Borish and Charles Clarvit (collectively, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of Nuveen Ohio Quality Municipal Income Fund (the "Fund"). All shareholders of the Fund are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card has been furnished to some or all of the Fund's shareholders and is, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by Saba Capital with the SEC on October 3, 2019.